Filed by Westvaco Corporation
                           pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities and Exchange
                               Act of 1934 Subject Company: Westvaco Corporation
                                                      Commission File No. 1-3013


The following was distributed to the employees of Westvaco Corporation at the close of business on January 2, 2002:


                           MEAD & WESTVACO INTEGRATION
                              QUESTIONS AND ANSWERS


Q.    CAN YOU TELL ME ABOUT THE PROCESS FOR FINALIZING THE MERGER?

A. The merger requires the approval of the Mead and Westvaco shareholders. The companies have prepared a joint Proxy Statement which has been mailed to all shareholders owning shares on December 10, 2001, seeking their approval of the transaction. While a Special Meeting of Shareholders has been called for January 28, 2002, shareholders typically vote by proxy rather than by attending the special meeting. The merger will be completed in late January 2002 immediately following the approval of both Mead and Westvaco shareholders.

Q.    WHAT WILL THE PROXY I RECEIVE IN THE MAIL CONTAIN?

A. The proxy statement mailed to shareholders contains important information about the merger of Mead and Westvaco which shareholders are encouraged to review. In addition, the proxy material contains a proxy card asking for your vote. We recommend that all shareholders, including our employees, vote in favor of the merger.

Q:    WHAT HAPPENS IF I FAIL TO VOTE?

A. A failure to vote is counted as a 'no' vote, which is why all shareholders are urged to complete and return their proxy cards. Shareholders can vote by returning their proxy cards by mail, or by voting by telephone. Instructions are provided in the proxy material. Employees who own their shares through the Savings and Investment Plans will receive a "Confidential Voting Instructions" card. It is important to complete the card to instruct the plan trustee how to vote your shares.

Q. THE MERGER WAS ORIGINALLY EXPECTED TO BE FINALIZED IN DECEMBER 2000. CAN YOU EXPLAIN WHY THE CLOSING IS NOW SCHEDULED FOR THE END OF JANUARY?

A. The merger process requires numerous important regulatory approvals, most of which were obtained by the end of November 2001. The Securities and Exchange Commission (SEC) had to review and approve the companies' proxy statement before it could be mailed to shareholders. The approval of the SEC is often a long process, and the timing of their approval can be difficult to predict. The SEC's approval was finally obtained on December 21. The timing of the SEC's review process meant that the time period for obtaining shareholder approval would extend until late January, resulting in a closing at the end of that month.


                                     # # #

The Mead Corporation and Westvaco Corporation have filed with the SEC and mailed to investors a definitive joint proxy statement/prospectus concerning the proposed merger of Mead and Westvaco. Investors are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC in connection with the proposed merger, as well as any amendments and supplements to those documents before making any voting or investment decision, because they contain important information on the proposed merger. Investors can obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500).

Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco shareholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Westvaco's Current Report on Form 8-K filed with the SEC on October 18, 2001.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each Company's reports filed with the SEC.